The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-216286

Subject to Completion, Dated September 5, 2019

Pricing Supplement dated                , 2019

(To Equity Index Underlying Supplement dated November 6, 2018,
Prospectus Supplement dated November 6, 2018, and Prospectus dated March 28, 2017)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$              Contingent Coupon Autocallable Notes Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index due September 16, 2022

•                  The Contingent Coupon Autocallable Notes (the “notes”) will provide quarterly Contingent Coupon Payments at a rate of 2.25% (9.00% per annum) until the earlier of maturity or automatic call if, and only if, the Closing Level of the Lowest Performing Underlying on the applicable quarterly Coupon Determination Date is greater than or equal to its Coupon Barrier Level (75% of its Initial Level).

•                  If the Closing Level of the Lowest Performing Underlying on any Call Observation Date is greater than or equal to its Initial Level, we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Contingent Coupon Payment. No further amounts will be owed to you.

•                  If the notes have not been previously called, the Payment at Maturity will depend on the Closing Level of the Lowest Performing Underlying on the Final Valuation Date (the “Final Level”) and will be calculated as follows:

a.                If the Final Level of the Lowest Performing Underlying is greater than or equal to its Principal Barrier Level (75% of its Initial Level): (i) the principal amount plus (ii) the final Contingent Coupon Payment.

b.               If the Final Level of the Lowest Performing Underlying is less than its Principal Barrier Level: (i) the principal amount plus (ii) the principal amount multiplied by the Percentage Change of the Lowest Performing Underlying. In this case, you will lose some or all of the principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

•                  The notes will not be listed on any securities exchange.

•                  The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payments on the notes are subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable notes (as defined on page S-2 of the prospectus supplement).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-8 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Agent’s Commission(1)(2)	Proceeds to Issuer
Per Note	$1,000	Up to $20	At least $980
Total	$	$	$

(1)          Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the public offering price for investors purchasing the notes in these accounts may be between $980.00 and $1,000.00 per note.

(2)          CIBC World Markets Corp. (“CIBCWM”) will receive commissions from the Issuer of up to 2.00% of the principal amount of the notes, or up to $20.00 per $1,000 principal amount. CIBCWM will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The actual commission received by CIBCWM will be equal to the selling concession paid to such dealers.

The initial estimated value of the notes on the Trade Date as determined by the Bank is expected to be between $934.70 and $954.70 per $1,000 principal amount of the notes, which is expected to be less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about September 16, 2019 against payment in immediately available funds.

CIBC World Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated March 28, 2017 (the “prospectus”), the prospectus supplement dated November 6, 2018 (the “prospectus supplement”) and the Equity Index Underlying Supplement dated November 6, 2018 (the “underlying supplement”).  Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain capitalized terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                 Underlying supplement dated November 6, 2018:
https://www.sec.gov/Archives/edgar/data/1045520/000110465918066561/a18-39408_13424b2.htm

•                 Prospectus supplement dated November 6, 2018 and prospectus dated March 28, 2017:
https://www.sec.gov/Archives/edgar/data/1045520/000110465918066166/a18-37094_1424b2.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Reference Asset:

The lowest performing of the S&P 500® Index (Bloomberg ticker “SPX <Index>”) (the “SPX”), the Russell 2000® Index (Bloomberg ticker “RTY <Index>”) (the “RTY”) and the EURO STOXX 50® Index (Bloomberg ticker “SX5E <Index>”) (the “SX5E”) (each, an “Underlying” and together the “Underlyings”)

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$

Term:	Three years, unless previously called

Trade Date/Pricing Date:	Expected to be September 11, 2019

Original Issue Date:	Expected to be September 16, 2019 (to be determined on the Trade Date and expected to be the third scheduled Business Day after the Trade Date)

Final Valuation Date:

Expected to be September 13, 2022, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates— For Notes Where the Reference Asset Consists of Multiple Indices” in the underlying supplement.

Maturity Date:

Expected to be September 16, 2022. The Maturity Date is subject to the Call Feature and may be postponed as described under “Certain Terms of the Notes— Valuation Dates— For Notes Where the Reference Asset Consists of Multiple Indices” in the underlying supplement.

Contingent Coupon Payment:

On each Coupon Payment Date, you will receive payment at the Contingent Coupon Rate (a “Contingent Coupon Payment”) if, and only if, the Closing Level of the Lowest Performing Underlying on the related Coupon Determination Date is greater than or equal to its Coupon Barrier Level.

If the Closing Level of the Lowest Performing Underlying on any Coupon Determination Date is less than its Coupon Barrier Level, you will not receive any Contingent Coupon Payment on the related Coupon Payment Date. If the Closing Level of the Lowest Performing Underlying is less than its Coupon Barrier Level on all quarterly Coupon Determination Dates, you will not receive any Contingent Coupon Payments over the term of the notes.

Each quarterly Contingent Coupon Payment, if payable, will be calculated per note as follows: $1,000 × Contingent Coupon Rate × (90/360). Any Contingent Coupon Payments will be rounded to the nearest cent, with one-half cent rounded upward.

Contingent Coupon Rate:	9.00% per annum (or 2.25% per quarter).

Coupon Barrier Level:	For each Underlying, 75% of its Initial Level (rounded to two decimal places for the SPX and the SX5E, and rounded to three decimal places for the RTY).

Coupon Determination Dates:

Expected to be December 11, 2019, March 11, 2020, June 11, 2020, September 11, 2020, December 11, 2020, March 11, 2021, June 11, 2021, September 13, 2021, December 13, 2021, March 11, 2022, June 13, 2022 and September 13, 2022, each subject to postponement as described under “Certain Terms of the Notes—Valuation Dates— For Notes Where the Reference Asset Consists of Multiple Indices” in the underlying supplement.

Coupon Payment Dates:

The third Business Day following the related Coupon Determination Date, provided that the final Coupon Payment Date will be the Maturity Date.

Each Coupon Payment Date is subject to postponement as described under “Certain Terms of the Notes—Valuation Dates— For Notes Where the Reference Asset Consists of Multiple Indices” in the underlying supplement.

Call Feature:

If the Closing Level of the Lowest Performing Underlying on any Call Observation Date is greater than or equal to its Initial Level, we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Contingent Coupon Payment otherwise due for that Call Observation Date.

If the notes are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the notes after such Call Payment Date. You will not receive any notice from us if the notes are automatically called.

Call Observation Dates:	The Coupon Determination Dates beginning on March 11, 2020 and ending on June 13, 2022.

Call Payment Dates:	The relevant Coupon Payment Date.

Payment at Maturity:

If the notes have not been previously called, the Payment at Maturity will be based on the Final Level of the Lowest Performing Underlying and will be calculated as follows:

•                  If the Final Level of the Lowest Performing Underlying is greater than or equal to its Principal Barrier Level:

Principal Amount + Final Contingent Coupon Payment

•                  If the Final Level of the Lowest Performing Underlying is less than its Principal Barrier Level:

Principal Amount + (Principal Amount × Percentage Change of the Lowest Performing Underlying)

In this case, you will lose some or all of the principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

Percentage Change:	The “Percentage Change” with respect to each Underlying, expressed as a percentage, is calculated as follows: Final Level – Initial Level Initial Level

Principal Barrier Level:	For each Underlying, 75% of its Initial Level (rounded to two decimal places for the SPX and the SX5E, and rounded to three decimal places for the RTY).

Lowest Performing Underlying:

On any Coupon Determination Date, including the Final Valuation Date, the “Lowest Performing Underlying” is the Underlying that has the lowest Closing Level on that date as a percentage of its Initial Level.

Initial Level:	For each Underlying, its Closing Level on the Trade Date.

Final Level:	For each Underlying, its Closing Level on the Final Valuation Date.

Calculation Agent:	Canadian Imperial Bank of Commerce.

CUSIP/ISIN:	CUSIP: 13605WSH5 / ISIN: US13605WSH50

Fees and Expenses:

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Level of any Underlying relative to its Initial Level. We cannot predict the Closing Level of any Underlying on any Coupon Determination Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of percentage changes of the Lowest Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below.  The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described here assume that the notes have not been automatically called prior to maturity and are held to maturity, and are calculated excluding any Contingent Coupon Payments paid prior to maturity. The following table and examples assume the following:

Principal Amount:	$1,000

Contingent Coupon Rate:	9.00% per annum (or 2.25% per quarter)

Hypothetical Initial Level of the Lowest Performing Underlying:	1,000

Hypothetical Principal Barrier Level of the Lowest Performing Underlying: 750 (75% of its Initial Level)

Hypothetical Final Level of the Lowest Performing Underlying	Hypothetical Percentage Change of the Lowest Performing Underlying	Hypothetical Payment at Maturity	Hypothetical Return on the Notes (Excluding Any Contingent Coupon Payments Paid Prior to Maturity)
2,000.00	100.00%	$1,022.50(1)	2.25%
1,750.00	75.00%	$1,022.50	2.25%
1,500.00	50.00%	$1,022.50	2.25%
1,250.00	25.00%	$1,022.50	2.25%
1,000.00(2)	0.00%	$1,022.50	2.25%
900.00	-10.00%	$1,022.50	2.25%
800.00	-20.00%	$1,022.50	2.25%
750.00(3)	-25.00%	$1,022.50	2.25%
749.00	-25.10%	$749.00	-25.10%
700.00	-30.00%	$700.00	-30.00%
600.00	-40.00%	$600.00	-40.00%
500.00	-50.00%	$500.00	-50.00%
250.00	-75.00%	$250.00	-75.00%
100.00	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

(1)                                 The Payment at Maturity cannot exceed the principal amount plus the final Contingent Coupon Payment.

(2)                                 The hypothetical Initial Level of 1,000 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Initial Level of any Underlying.

(3)                                 This is the hypothetical Principal Barrier Level of the Lowest Performing Underlying.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Percentage Change of the Lowest Performing Underlying Is 50.00%.

Because the Final Level of the Lowest Performing Underlying is greater than its Principal Barrier Level, the Payment at Maturity would be $1,022.50 per $1,000 principal amount, calculated as follows:

$1,000 + Final Contingent Coupon Payment

= $1,000 + ($1,000 × 2.25%)

= $1,022.50

Example 1 shows that the Payment at Maturity will be fixed at the principal amount plus the final Contingent Coupon Payment when the Final Level of the Lowest Performing Underlying is at or above its Principal Barrier Level, regardless the extent to which the level of the Lowest Performing Underlying increases.

Example 2: The Percentage Change of the Lowest Performing Underlying Is -10.00%.

Because the Final Level of the Lowest Performing Underlying is greater than or equal to its Principal Barrier Level, the Payment at Maturity would be $1,022.50 per $1,000 principal amount, calculated as follows:

$1,000 + Final Contingent Coupon Payment

= $1,000 + ($1,000 × 2.25%)

= $1,022.50

Example 2 shows that the Payment at Maturity will equal the principal amount plus the final Contingent Coupon Payment when the Final Level of the Lowest Performing Underlying is at or above its Principal Barrier Level, although the level of the Lowest Performing Underlying has decreased.

Example 3: The Percentage Change of the Lowest Performing Underlying Is -75.00%.

Because the Final Level of the Lowest Performing Underlying is less than its Principal Barrier Level, the Payment at Maturity would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change of the Lowest Performing Underlying)

= $1,000 + ($1,000 × -75.00%)

= $250.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the level of the Lowest Performing Underlying from its Initial Level if its Final Level is less than its Principal Barrier Level.  You may lose up to 100% of your principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

These examples illustrate that you will not participate in any appreciation of any Underlying, but will be fully exposed to a decrease in the Lowest Performing Underlying if the Final Level of the Lowest Performing Underlying is less than its Principal Barrier Level, even if the Final Levels of the other Underlyings have appreciated or have not declined below their respective Principal Barrier Levels.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•                  You believe that the Closing Level of each Underlying will be at or above its Coupon Barrier Level on most or all of the Coupon Determination Dates, and the Final Level of the Lowest Performing Underlying will be at or above its Principal Barrier Level.

•                  You seek an investment with quarterly Contingent Coupon Payments at a rate of 2.25% (9.00% per annum) until the earlier of maturity or automatic call, if, and only if, the Closing Level of the Lowest Performing Underlying on the applicable Coupon Determination Date is greater than or equal to its Coupon Barrier Level.

•                  You are willing to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Level of the Lowest Performing Underlying is less than its Principal Barrier Level.

•                  You are willing to accept the risk that you may not receive any Contingent Coupon Payments on most or all of the Coupon Payment Dates and may lose up to 100% of the principal amount of the notes at maturity.

•                 You are willing to invest in the notes based on the fact that your maximum potential return is the sum of any Contingent Coupon Payments payable on the notes.

•                 You are willing to forgo participation in any appreciation of any Underlying.

•                 You understand that the return on the notes will depend solely on the performance of the Lowest Performing Underlying on each Coupon Determination Date and consequently, the notes are riskier than alternative investments linked to only one of the Underlyings or linked to a basket composed of the Underlyings.

•                 You understand that the notes may be automatically called prior to maturity and that the term of the notes may be as short as approximately six months, or you are otherwise willing to hold the notes to maturity.

•                 You do not seek certainty of current income over the term of the notes.

•                 You are willing to forgo dividends or other distributions paid on the securities included in the Underlyings.

•                 You do not seek an investment for which there will be an active secondary market.

•                 You are willing to assume the credit risk of the Bank for any payments under the notes.

The notes may not be suitable for you if:

•                 You believe that the Closing Level of at least one Underlying will be below its Coupon Barrier Level on most or all of the Coupon Determination Dates, and the Final Level of the Lowest Performing Underlying will be below its Principal Barrier Level.

•                 You believe that the Contingent Coupon Payments, if any, will not provide you with your desired return.

•                 You are unwilling to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Level of the Lowest Performing Underlying is less than its Principal Barrier Level.

•                 You are unwilling to accept the risk that you may not receive any Contingent Coupon Payments on most or all of the Coupon Payment Dates and may lose up to 100% of the principal amount of the notes at maturity.

•                 You seek full payment of the principal amount of the notes at maturity.

•                 You seek an uncapped return on your investment.

•                 You seek exposure to the upside performance of any or each Underlying.

•                 You seek exposure to a basket composed of the Underlyings or a similar investment in which the overall return is based on a blend of the performances of the Underlyings, rather than solely on the Lowest Performing Underlying.

•                 You are unable or unwilling to hold the notes that may be automatically called prior to maturity, or you are otherwise unable or unwilling to hold the notes to maturity.

•                 You seek certainty of current income over the term of the notes.

•                 You want to receive dividends or other distributions paid on the securities included in the Underlyings.

•                 You seek an investment for which there will be an active secondary market.

•                 You are not willing to assume the credit risk of the Bank for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

If the notes are not called, you may lose all or a substantial portion of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Level of the Lowest Performing Underlying. The Bank will only repay you the full principal amount of your notes if the Final Level of the Lowest Performing Underlying is equal to or greater than its Principal Barrier Level. If the Final Level of the Lowest Performing Underlying is less than its Principal Barrier Level, you will lose 1% of the principal amount for each percentage point that the Final Level of the Lowest Performing Underlying is less than its Initial Level. You may lose a substantial portion or all of the principal amount. Even with any Contingent Coupon Payments, the return on the notes could be negative.

The automatic call feature limits your potential return.

If the notes are called, the payment on the notes on any Call Payment Date is limited to the principal amount plus the applicable Contingent Coupon Payment. In addition, if the notes are called, which may occur as early as the second Coupon Determination Date, the amount of coupon payable on the notes will be less than the full amount of coupon that would have been payable if the notes had not been called prior to maturity. If the notes are automatically called, you will lose the opportunity to continue to receive the Contingent Coupon Payments from the relevant Call Payment Date to the scheduled Maturity Date, and the total return on the notes could be minimal. Because of the automatic call feature, the term of your investment in the notes may be limited to a period that is shorter than the original term of the notes and may be as short as approximately six months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

The notes do not provide for fixed payments of interest and you may receive no Contingent Coupon Payments on most or all of the Coupon Payment Dates.

On each Coupon Payment Date, you will receive a Contingent Coupon Payment if, and only if, the Closing Level of the Lowest Performing Underlying on the related Coupon Determination Date is greater than or equal to its Coupon Barrier Level. If the Closing Level of the Lowest Performing Underlying on any Coupon Determination Date is less than its Coupon Barrier Level, you will not receive any Contingent Coupon Payment on the related Coupon Payment Date, and if the Closing Level of the Lowest Performing Underlying is less than its Coupon Barrier Level on each Coupon Determination Date over the term of the notes, you will not receive any Contingent Coupon Payments over the entire term of the notes.

You will not participate in any appreciation of any Underlying and your return on the notes will be limited to the Contingent Coupon Payments paid on the notes, if any.

The Payment at Maturity will not exceed the principal amount plus the final Contingent Coupon Payment and any positive return you receive on the notes will be composed solely of the sum of any Contingent Coupon Payments received prior to and at maturity. You will not participate in any appreciation of any Underlying. Therefore, if the appreciation of any Underlying exceeds the sum of the Contingent Coupon Payments paid to you, if any, the notes will underperform an investment in securities linked to that Underlying providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in securities directly linked to the positive performance of the Underlyings.

The notes are subject to the full risks of the Lowest Performing Underlying and will be negatively affected if any Underlying performs poorly, even if the other Underlyings perform favorably.

You are subject to the full risks of the Lowest Performing Underlying. If the Lowest Performing Underlying performs poorly, you will be negatively affected, even if the other Underlyings perform favorably. The notes are not linked to a basket composed of the Underlyings, where the better performance of some Underlyings could offset the poor performance of others. Instead, you are subject to the full risks of the Lowest Performing Underlying on each Coupon Determination Date. As a result, the notes are riskier than an alternative investment linked to only one of the Underlyings or linked to a basket composed of the Underlyings. You should not invest in the notes unless you understand and are willing to accept the full downside risks of the Lowest Performing Underlying.

The payments on the notes are not linked to the level of the Underlyings at any time other than the Coupon Determination Dates.

The payments on the notes will be based on the Closing Level of each Underlying on the Coupon Determination Dates. Therefore, for example, if the Closing Level of an Underlying declined substantially as of a Coupon Determination Date compared to its Initial Level or Coupon Barrier Level, as applicable, the notes will not be called and the relevant Contingent Coupon Payment will not be payable. Similarly, if the Final Level of the Lowest Performing Underlying declined substantially as of the Final Valuation Date compared to its Principal Barrier Level, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Level of the Lowest Performing Underlying prior to the Final Valuation Date. Although the actual level of an Underlying at other times during the term of the notes may be higher than its Closing Level on a Coupon Determination Date, the payments on the notes will not benefit from the Closing Level of such Underlying at any time other than the Coupon Determination Dates.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of the Notes We May Offer—Events of Default” in the accompanying prospectus supplement.

The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes will exceed the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which will be determined by reference to the Bank’s internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the levels of the Underlyings, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate to be used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the Trade Date, and any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The notes will be subject to risks associated with small-capitalization companies.

The RTY will track companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

An investment in the notes is subject to risks associated with investing in international securities markets.

Your return on these notes and the value of these notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The United Kingdom has voted to leave the European Union (popularly known as “Brexit”). The effect of Brexit is uncertain, and Brexit has contributed and may continue to contribute to volatility in the prices of securities of companies located in Europe and currency exchange rates, including the valuation of the euro and British pound in particular.

A foreign stock exchange may impose trading limitations intended to prevent extreme fluctuations in individual security prices and may suspend trading in certain circumstances.  These actions could limit variations in the level of the SX5E, which could, in turn, adversely affect the value of the notes.  Investments in notes linked to the value of foreign equity securities involve particular risks.  The foreign securities markets whose stocks are included in the SX5E may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets.  Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets.  Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disasters or adverse public health developments in the region.  Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Any one of these factors, or the combination of more than one of these factors, could negatively affect such foreign securities market and the price of securities therein. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar which you would have received if you had owned the securities in the SX5E during the term of these notes, although the level of the SX5E may be adversely affected by general exchange rate movements in the market.

The notes will not be adjusted for changes in exchange rates.

Although the equity securities that are included in the SX5E are traded in the euro, and your notes are denominated in U.S. dollars, the level of the SX5E and the amount payable on the notes will not be adjusted for changes in the exchange rates between the U.S. dollar and the euro. Changes in the exchange rates, however, may also reflect changes in the foreign economies that in turn may adversely affect the level of the SX5E, and therefore the return on your notes. The amount we will pay in respect of your notes will be determined solely in accordance with the procedures described in this pricing supplement.

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to an Underlying or any securities included in an Underlying that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon an Underlying. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they affect the level of any Underlying or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty. Any of these hedging activities may adversely affect the level of an Underlying and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, or one or more of our other affiliates will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, and our other affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, and our other affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payments on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting an Underlying has occurred, and make a good faith estimate in its sole discretion of the Closing Level for an affected Underlying if the relevant Coupon Determination Date is postponed to the last possible day. See “Certain Terms of the Notes—Valuation Dates” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. Neither we nor any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Higher Contingent Coupon Rate or lower Principal Barrier Level are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

“Volatility” refers to the frequency and magnitude of changes in the level of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the level of the Underlying could close below its Principal Barrier Level on the Final Valuation Date, indicating a higher expected risk of loss on the notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Coupon Barrier Level or a higher Contingent Coupon Rate) than for similar securities linked to the performance of the Underlyings with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Principal Barrier Level may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the notes. The level of an Underlying for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlyings and the potential to lose some or all of your principal at maturity.

The notes will not be listed on any securities exchange or any inter-dealer quotation system, and there may be no secondary market for the notes.

The notes are most suitable for purchasing and holding to maturity or automatic call. The notes will be new securities for which there is no trading market. The notes will not be listed on any securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, CIBCWM or any of our other affiliates may (but are not obligated to) make a secondary market for the notes. However, they may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which CIBCWM or any of our other affiliates are willing to transact. If none of CIBCWM or any of our other affiliates makes a market for the notes, there will not be a secondary market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the notes. If a secondary market in the notes is not developed or maintained, you may not be able to sell your notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “Summary of U.S. Federal Income Tax Consequences” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Certain U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences – Canadian Taxation” in the prospectus.

INFORMATION REGARDING THE UNDERLYINGS

Included in the pages that follow are brief descriptions of each Underlying.We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. In addition, information about the Underlyings may be obtained from other sources including, but not limited to, their sponsors’ websites. We are not incorporating by reference into this pricing supplement the websites or any materials they include. Neither we nor the agent makes any representation that such publicly available information regarding the Underlyings is accurate or complete.

The S&P 500® Index

The SPX is calculated, maintained and published by S&P Dow Jones Indices LLC (the “SPDJI”). The SPX consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets.

Effective February 20, 2019, company additions to the SPX should have an unadjusted company market capitalization of $8.2 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $6.1 billion or more).

The top 5 industry groups by market capitalization as of August 30, 2019 were: Information Technology, Health Care, Financials, Communication Services and Consumer Discretionary. See “Index Descriptions—The S&P U.S. Indices” beginning on page S-44 of the accompanying underlying supplement for additional information about the SPX.

The Russell 2000® Index

The RTY is calculated, maintained and published by FTSE Russell. The RTY is designed to track the performance of the small capitalization segment of the United States equity market.  All 2,000 stocks are traded on the New York Stock Exchange or Nasdaq, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index.  The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of July 31, 2019 were: Financial Services, Health Care, Producer Durables, Consumer Discretionary and Technology. See “Index Descriptions—The Russell Indices” beginning on page S-29 of the accompanying underlying supplement for additional information about the RTY.

The EURO STOXX 50® Index

The SX5E was created by STOXX Limited, which is currently owned by Deutsche Börse AG. The SX5E represents the performance of the 50 largest companies among the 19 supersectors in terms of free-float market cap in 11 Eurozone countries. See “Index Descriptions—The EURO STOXX50® Index” beginning on page S-11 of the accompanying underlying supplement for additional information about the SX5E.

Historical Performance of the Underlyings

The following graphs set forth daily Closing Levels of the Underlyings for the period from January 1, 2014 to September 3, 2019. We obtained the Closing Levels below from Bloomberg Professional® Service (“Bloomberg”) without independent verification. The historical performance of an Underlying should not be taken as an indication of its future performance, and no assurances can be given as to the level of any Underlying at any time during the term of the notes, including the Coupon Determination Dates. We cannot give you assurance that the performance of the Underlyings will result in any positive return on your investment.

SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a brief summary of the material U.S. federal income consequences relating to an investment in the notes.  The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “Certain U.S. Federal Income Tax Consequences” beginning on page S-59 of the underlying supplement, which you should carefully review prior to investing in the notes.

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.  The Issuer will report any Contingent Coupon Payments as ordinary income to U.S. Holders. If you are an accrual method taxpayer who keeps an applicable financial statement, you may be required to include a periodic interest payment in income earlier than under your regular method of tax accounting if the income is recognized earlier on such applicable financial statement.

The characterization described above is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

Regarding the discussion in the underlying supplement with respect to a dividend equivalent payment made with respect to a U.S. stock or equity-linked debt instrument under the section entitled Tax Consequences to Non-U.S. Holders, the IRS has issued a Notice that excludes financial products issued prior to 2021 that are not “delta-one” with respect to underlying securities that could pay withholdable dividend equivalent payments.  Even if the notes should be treated as equity-linked instruments, since the notes should not be considered to have a delta of 1.0, the notes should be exempt from the withholding tax rules specified for dividend equivalents.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, CIBCWM will purchase the notes from the Bank for distribution to other affiliated or unaffiliated dealers.

The notes sold by CIBCWM to the public will initially be offered at the price to public set forth on the cover page of this pricing supplement. CIBCWM intends to purchase each of the notes from the Bank at a purchase price equal to the price to public net of a commission of up to 2.00% of the principal amount of such notes. Any notes sold by CIBCWM to securities dealers may be sold at an agreed discount to the price to public. The price to public for notes purchased by certain fee-based advisory accounts may vary between 98.00% and 100.00% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 2.00% of the principal amount of the notes.

We expect to deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank owns, directly or indirectly, all of the outstanding equity securities of CIBCWM.  In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

The Bank may use this pricing supplement in the initial sale of the notes.  In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. For the purposes of this provision:

(a)           the expression “retail investor” means a person who is one (or more) of the following:

(i)                                     a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”);

(ii)                                  a customer within the meaning of Directive 2016/97/EU (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)                               not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended); and

(b)           the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes will be determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes will be lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes” in this pricing supplement.